FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **February 10, 2005**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Equant Signs Definitive Agreement with France Telecom

AMSTERDAM, The Netherlands – February 10, 2005 – Equant (Euronext Paris: EQU) (NYSE: ENT) today announced that it has signed a definitive agreement (the "Agreement") with France Telecom providing for the purchase by France Telecom, and the sale by Equant, of substantially all of its assets in exchange for the assumption of all of its liabilities (other than certain retained liabilities relating to the Agreement) and a cash payment equal to approximately EUROS1.26 billion.

Charles Dehelly, President and Chief Executive Officer of Equant, declared: "This transaction demonstrates the confidence France Telecom has in Equant's ability to turn the company around by delivering on its top priorities: stopping the cash drain, growing profitable sales and developing partnerships. This evolution will make it easier to leverage the significant capabilities of France Telecom, in particular in the area of research and development. It will reinforce Equant's leadership and capability to provide multinational companies with the most advanced global telecommunications solutions and help its customers to improve their efficiency."

As promptly as practicable following the closing of the transactions contemplated by the Agreement, the proceeds of the asset sale will be distributed to Equant's ordinary and preferred shareholders and Equant N.V. will subsequently be liquidated. Equant's shares will then be delisted from Euronext Paris and the New York Stock Exchange. The sale proceeds for Equant assets yield an implicit price per share of Equant ordinary or preferred stocks outstanding equal to EUROS 4.30.

The shareholder distribution will not be subject to any withholding or similar taxes in the Netherlands. The anticipated per share consideration to Equant shareholders represents an increase of EURO 0.10 from France Telecom's original, non-binding offer made on January 22, 2005. The closing of the transaction contemplated by the Agreement is subject to a number of conditions including the receipt of required regulatory approvals, the absence of any governmental order prohibiting or restraining the consummation of the transaction and the approval of the transaction by the holders of a majority of outstanding shares of Equant, including France Telecom. France Telecom has agreed with Equant to vote its shares, representing approximately 54% of Equant's outstanding share capital, in favor of the transaction.



The transaction was approved by the unanimous vote of the Special Committee of Equant's Independent Directors. The Special Committee received opinions of its financial advisors, Rothschild Inc. and HSBC Bank plc, that the consideration to be received in the transaction is

fair, from a financial point of view, to Equant and all of its shareholders (other than France Telecom). Cleary Gottlieb Steen & Hamilton LLP and De Brauw Blackstone Westbroek N.V are advising the Special Committee as to legal matters.

The Supervisory Board and the Management Board of Equant also approved the transaction. The Management Board received an opinion from its financial advisor, Morgan Stanley & Co. Limited, that the consideration paid to Equant by France Telecom for all or substantially all of Equant's assets is fair to Equant from a financial point of view.

About Equant

Equant (Euronext Paris: EQU) (NYSE: ENT) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers' key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition in our industry and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations	**Equant Investor Relations**

Global & Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

North and Latin America
Elizabeth Mayeri
+1 212 251 2086
elizabeth.mayeri@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com